SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

REPUBLIC FIRST BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

760416107
(CUSIP Number)

Vernon W. Hill, II

14000 Horizon Way, Suite 100

Mt. Laurel, NJ 08054

(856) 439-9200

With copy to:

Martin L. Seidel, Esq. Holland & Knight LLP 31 West 52nd Street New York, New York 10019 (212) 513-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Vernon W. Hill, II.	I.R.S. IDENTIFICATION NO. (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	New Jersey, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	5,143,864(1)
	8	SHARED VOTING POWER	779,000(2)
	9	SOLE DISPOSITIVE POWER	5,143,864(1)
	10	SHARED DISPOSITIVE POWER	779,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,422,864 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.97%(4)
14	TYPE OF REPORTING PERSON	PN

(1)

Represents (a) 2,977,198 shares of common stock, par value $0.01 per share (“Common Stock”), of Republic First Bancorp, Inc., a Pennsylvania corporation (the “Company”), owned directly by Mr. Hill, (b) 1,516,666 shares of Common Stock owned by The Collina Trust (the “Trust”), for which Mr. Hill serves as the sole trustee and exercises sole voting and dispositive power, (c) 225,000 shares of Common Stock issuable upon conversion of 27,000 shares of 7.00% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (“Series A Preferred Stock”), of the Company, owned by the Trust, and (d) vested options held by Mr. Hill to purchase 425,000 shares of Common Stock.

(2)	Represents shares of Common Stock held by The Hill Foundation, for which Mr. Hill serves as co-trustee and shares voting and dispositive power.

(3)

Represents the shares of Common Stock described in notes (1) and (2) above, together with 500,000 shares of Common Stock held in an individual retirement account (the “IRA”) for Mr. Hill’s spouse. Mr. Hill does not exercise any voting or dispositive power over shares of Common Stock held in his spouse’s IRA.

(4)

This calculation is based on (a) 63,741,533 shares of Common Stock of the Issuer outstanding as of March 31, 2022, (b) 225,000 shares of Common Stock issuable upon conversion of 27,000 shares of Series A Preferred Stock, which are current convertible, and (c) vested options to purchase 425,000 shares of Common Stock granted to Mr. Hill.

CUSIP No. 760416107	13D	Page 3 of 5 Pages

Schedule 13D

Vernon W. Hill, II is filing this Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) to amend and supplement the original Schedule 13D filed by Vernon W. Hill, II with the Securities and Exchange Commission on June 20, 2008, as amended by Amendment No. 1 filed on August 9, 2010, Amendment No. 2 filed on June 30, 2014 and Amendment No. 3 filed on July 12, 2018 (together, the “13D Filing”). The purpose of this Amendment No. 4 is to expand and supplement Mr. Hill’s disclosures under Items 3, 4 and 5 to reflect the conversion of 150,000 shares of Republic First Bancorp, Inc.’s (the “Company”) 7.00% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (“Series A Preferred Stock”), into 1,249,999shares of common stock, par value $0.01 per share (“Common Stock”) on March 25, 2022. Capitalized terms used and not defined in this Amendment No. 4 have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment No. 4, the 13D Filing remains in full force and effect.

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the 13D Filing is amended and supplemented to add the following information:

On August 2020, Mr. Hill acquired beneficial ownership of 200,000 shares of Series A Preferred Stock from the Company in connection with an offering by the Company of its Series A Preferred Stock. The Series A Preferred Stock has a liquidity preference of $25.00 per share. Holders of shares of Series A Preferred Stock may convert their shares of Series A Preferred Stock at any time and from time to time into shares of Common Stock at a conversion price of $3.00 per share of Common Stock (or approximately 8.33 shares of Common Stock per share of Series A Preferred Stock), subject to adjustment upon certain events. Pursuant to the terms of the Series A Preferred Stock, a holder may not convert shares of Series A Preferred Stock into shares of Common Stock to the extent such conversion would cause the holder to own or control 10% or more of the total outstanding shares of the Company’s Common Stock.

On March 25, 2022, 150,000 shares of Series A Preferred Stock beneficially owned by Mr. Hill were converted into 1,249,999 shares of Common Stock pursuant to the terms of the Series A Preferred Stock. As of the date hereof and following the conversion described in the immediately preceding sentence, Mr. Hill beneficially owns an aggregate of 6,422,864 shares of Common Stock, inclusive of 225,000 shares of Common Stock issuable upon conversion of 27,000 shares of Series A Preferred Stock, which is the maximum number of shares of Series A Preferred Stock that Mr. Hill can convert at this time as a result of the conversion limitation described in the immediately preceding paragraph. Mr. Hill also holds vested options to purchase 425,000 shares of Common Stock.

Item 4. Purpose of the Transaction.

Item 4 of the 13D Filing is amended and supplemented to add the following information:

On March 25, 2022, 150,000 shares of Series A Preferred Stock were converted into 1,249,999shares of Common Stock pursuant to the terms of the Series A Preferred Stock. Except as set forth in this Amendment No. 4, Mr. Hill does not have any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 760416107	13D	Page 4 of 5 Pages

Mr. Hill acquired and continues to hold the shares of Common Stock and the Stock Options for investment purposes.  In this connection, Mr. Hill expects to evaluate on an ongoing basis his investment in the Company, and may from time to time in the future, subject to applicable legal and contractual restrictions and constraints, acquire shares of Common Stock, dispose of shares of Common Stock or formulate other plans or proposals regarding the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a) and (b)         No Change.

(c)         On March 25, 2022, 150,000 shares of Series A Preferred Stock beneficially owned by Mr. Hill were converted into 1,249,999 shares of Common Stock pursuant to the terms of the Series A Preferred Stock. Except as described in the immediately preceding sentence, Mr. Hill has not entered into any transactions in the Company’s Common Stock during the last 60 days.

(d)         No change.

(e)         No change.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the 13D Filing is amended and supplemented to add the following information:

None of the shares of Common Stock beneficially owned by Mr. Hill are pledged as collateral.

Item 7. Material to Be Filed as Exhibits.

No change.

CUSIP No. 760416107	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 18, 2022

/s/ Vernon Hill
Vernon W. Hill, II